SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)1
Ore Pharmaceuticals Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
685776106

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	685776106	13D/A	Page	2	of	5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,233,862

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,375,765

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,233,862

WITH	10	SHARED DISPOSITIVE POWER

		1,375,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,609,627

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 2 TO THE SCHEDULE 13D
Item 1. Security and Issuer
     This constitutes Amendment No. 2 (the “Second Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated February 13, 2007, as amended (the “Statement”), relates to the Common Stock, par value $0.01 per share (the “Shares”) of Ore Pharmaceuticals Inc. (the “Company”). The Company has its principal executive offices at 50 West Watkins Mill Road, Gaithersburg, Maryland, 20878. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:
     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $3,304,192.26.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the “Operating Agreement”), dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the “Milfam II Partnership”), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,790,151.88.
     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $1,495,983.73.
Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:
     The Shares covered by this Second Amendment were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person filing this report believes that it would be in his best interest, and those of other stockholders, to attempt to influence the governance of the Company. Specifically, the Reporting Person has previously disclosed the following:
     •  The Reporting Person is examining all of his options that he believes will enhance shareholder value.
   •  The Reporting Person has decided that it would be in his best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Company.
     •  On February 22, 2007, the Reporting Person was elected to the Company’s Board of Directors.
     As previously disclosed by the Company on the Form 8-K/A filed on May 1, 2007, the Board of Directors elected the Reporting Person to serve on its Audit Committee and its Compensation Committee on April 25, 2007, and, on April 26, 2007, the Board of Directors disclosed that the Reporting Person was elected to serve as a director in Class III. Mr. Miller and the other Class III directors serve until the Annual Stockholders meeting of the Company in 2009.
     The Reporting Person is examining all of his options with respect to his investment and the possibility of taking actions that he believes will enhance shareholder value. Such actions could include (1) identifying and nominating one or more candidates for director of the Board of Directors of the Company, and (2) encouraging, participating in or leading efforts to investigate all alternatives to enhance shareholder value.
     The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 4,609,627 (14.3% of the outstanding Shares, based on 32,172,588 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2007). As of the date hereof, 1,375,765 of such beneficially owned Shares are owned of record by Trust A-4; 2,334,712 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 899,150 (total includes 7,500 Options) beneficially owned of record by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.
     (c) Not Applicable.
     (d) Other than for shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: March 3, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III